UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

Nuvel Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Alan P. Donenfeld
c/o Paragon Capital LP
110 East 59th Street, 22nd Fl
New York, NY 10022
 (212) 593-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Alan P. Donenfeld

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) (See item 3) AF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 2,535,556 (1)

		8.	Shared Voting Power

		9.	Sole Dispositive Power 2,535,556 (1)

		10.	Shared Dispositive Power

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,535,556 (1)(2)

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)(2)

	13.	Percent of Class Represented by Amount in Row (11) 19.99%(1)(2)

	14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 1,616,138 shares of common stock and a warrant to purchase up to 2,000,000 shares of common stock of Harmony Metals, Inc. (the "Issuer"), which is subject to a 19.99% contractual cap on the holder’s aggregate beneficial ownership and currently exercisable for up to 919,418 shares of common stock (collectively, the “Securities”). The Securities are owned of record by Paragon Capital LP (“Paragon”). Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon and therefore may be deemed to beneficially own the Securities owned of record by Paragon.
(2)	The total number of shares issued and outstanding used in this Schedule 13D/A to calculate the percent of the class of the common stock owned by the Reporting Persons is based on 11,764,706 shares of common stock issued and outstanding as of the date of this filing. The exercise of the warrants is contractually capped such that any exercise shall not cause the holder’s aggregate beneficial ownership to exceed 19.99% of the outstanding shares of the Issuer’s common stock. Accordingly, the Reporting Persons disclaim beneficial ownership of any shares underlying the warrant in excess of the foregoing 19.99% limitation pursuant to Rule 13d-4 under the Securities Exchange Act of 1934. The warrants are currently exercisable for up to 919,418 shares of common stock.

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Paragon Capital LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 2,535,556 (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,535,556 (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,535,556 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)(2)

13.	Percent of Class Represented by Amount in Row (11) 19.99%(1)(2)

14.	Type of Reporting Person (See Instructions) PN

(1)
Represents 1,616,138 shares of common stock and a warrant to purchase up to 2,000,000 shares of common stock of the Issuer, which is subject to a 19.99% contractual cap on the holder’s aggregate beneficial ownership and currently exercisable for up to 919,418 shares of common stock.  These Securities are owned of record by Paragon. Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon and therefore may be deemed to beneficially own the Securities owned of record by Paragon.

(2)
The total number of shares issued and outstanding used in this Schedule 13D to calculate the percent of the class of the common stock owned by the Reporting Persons is based on 11,764,706 shares of common stock issued and outstanding as of the date of this filing. The exercise of the warrants is contractually capped such that any exercise shall not cause the holder’s aggregate beneficial ownership to exceed 19.99% of the outstanding shares of the Issuer’s common stock. Accordingly, the Reporting Persons disclaim beneficial ownership of any hares underlying the warrant in excess of the foregoing 19.99% limitation pursuant to Rule 13d-4 under the Securities Exchange Act of 1934. The warrants are currently exercisable for up to 919,418 shares of common stock.

Item 1.    Security and Issuer.

This Amendment No. 1 to the Schedule 13D filed by the Reporting Persons (as hereinafter defined) on January 10, 2012, relates to the common stock, par value $.001 per share (the “Common Stock”) of Harmony Metals, Inc. with principal executive offices located at 315 University Avenue, Los Gatos, CA 95030 (the “Issuer” or “Company”).

Item 2.    Identity and Background.

(a) The names of the reporting persons are Paragon Capital LP (“Paragon”) and Alan P. Donenfeld (each a “Reporting Person” and, collectively, the "Reporting Persons").

(b) The business address of the Reporting Persons is 110 East 59th Street, 22nd Fl., New York, NY 10022.

(c) Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were not or are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Donenfeld is a citizen of the U.S.A. Paragon was formed in Delaware.

Item 3.    Source and Amount of Funds or Other Consideration.

In connection with the reverse merger consummated on December 30, 2011 (the “Reverse Merger”), Paragon acquired an aggregate of 1,278,900 shares of Common Stock of the Issuer (the "Shares") from certain shareholders of the Issuer at a per share purchase price equal to $0.06 per share.  In addition, upon the closing of the Reverse Merger, the Issuer issued a warrant to purchase 1,501,667 shares of Common Stock of the Issuer at an exercise price of $.40 per share (the "Warrant") to Paragon (collectively, the “Securities”).  The Warrant is exercisable at any time on or after December 30, 2011 and on or prior to the earlier of (a) December 30, 2018, or (b) the closing of a "Sale" or "Merger Transaction" which includes, (i) the closing of the sale, transfer, exclusive license or other disposition of all or substantially all of the Issuer's assets, (ii) the consummation of the merger or consolidation of the Issuer with or into another entity (except a merger or consolidation in which the holders of capital stock of the Issuer immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Issuer or the surviving or acquiring entity), or (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Issuer’s securities), of the Issuer’s securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Issuer (or the surviving or acquiring entity).   In accordance with the terms of the Warrant, Paragon is not entitled to exercise the Warrant in excess of that number of shares of Common Stock which, upon giving effect to such exercise, would cause the aggregate number of shares of common stock beneficially owned by Paragon and its affiliates to exceed 19.99% of the outstanding shares of the Company's common stock following such exercise (the “19.99% Limitation”).

On February 21, 2012, the board of directors of the Company authorized the issuance of additional shares of Common Stock to correct an error in the number of securities received by certain shareholders of the Company in connection with the Reverse Merger. As a result of this correction, Paragon received an additional 430,878 shares of Common Stock and 498,333 shares of Common Stock underlying the Warrant from the Issuer. Because these securities were issued as a correction to the prior transaction, no further funds or other consideration were used in acquiring such securities. Accordingly, Paragon acquired an aggregate of 1,704,778 shares of Common Stock of the Issuer and a warrant to purchase up to 2,000,000 shares of Common Stock, subject to the 19.99% Limitation, in connection with the Reverse Merger.

From February 6, 2012 through May 9, 2012, Paragon sold an aggregate of 88,640 shares of Common Stock of the Issuer (the “Shares”) to certain shareholders through nine (9) separate transactions for an aggregate purchase price of $97,959.27. As a result of the foregoing transactions, Paragon owns 1,616,138 shares of Common Stock and a warrant to purchase 919,418 shares of Common Stock, representing a 19.99% aggregate beneficial ownership interest in the Issuer.

Item 4.    Purpose of Transaction.

Paragon acquired the Securities subject to this Schedule 13D in connection with the Reverse Merger for investment purposes. Paragon may acquire and dispose of the Issuer’s securities from time to time in open market sales or in private transactions with third party purchasers.  Except as otherwise described herein, Paragon has no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)
As of the date hereof, Paragon beneficially owns of record 1,616,138 shares of Common Stock and a warrant to purchase 919,418 shares of Common Stock, representing 19.99% of the total outstanding shares of Common Stock of the Issuer. There are an aggregate of 2,000,000 shares of Common Stock underlying the warrant; however, the exercise of the warrant is contractually capped such that any exercise shall not cause the holder’s aggregate beneficial ownership to exceed the 19.99% Limitation. Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon and, therefore, may be deemed to beneficially own the securities owned of record by Paragon.

(b)
Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon and has the sole right to vote and dispose, or direct the disposition, of the securities owned of record by Paragon.

(c)	The description of the transactions described in Item 3 herein, is incorporated herein by this reference.

(d)	Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7.    Material to Be Filed as Exhibits.

99.1 Joint Filing Agreement

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 2012

/s/ Alan P. Donenfeld
Alan P. Donenfeld

Paragon Capital LP

By:	/s/ Alan P. Donenfeld
Alan P. Donenfeld, Managing Member of Paragon Capital Advisors LLC